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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K     [X] Form 10-Q
              [ ] Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

                  For Period Ended: June 30, 2008
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:


================================================================================
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________

PART I - REGISTRANT INFORMATION

INTEGRATED HEALTHCARE HOLDINGS, INC.
______________________________________________________________________
Full Name of Registrant


Former Name if Applicable

1301 N. TUSTIN AVENUE
______________________________________________________________________
Address of Principal Executive Office (Street and Number)

SANTA ANA, CALIFORNIA  92705
______________________________________________________________________
City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2008 could not be filed within the prescribed time period because additional time is required for the Company to prepare all required disclosures.

         The Registrant currently intends to file the Quarterly Report on Form 10-Q within the prescribed period allowed by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeremiah R. Kanaly                714                          953-3503
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(Name)                         (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As preparation of the Company's Form 10-Q is not yet complete, as described in Part III, the Registrant currently anticipates that its net operating revenues (unaudited) for the three months ended June 30, 2008 will be approximately $94 million. For the three months ended June 30, 2007, the Registrant reported net operating revenues (unaudited) of approximately $87 million. The Registrant currently anticipates that its results of operations (unaudited) for the three months ended June 30, 2008 will reflect a net loss of approximately $3 million. For the three months ended June 30, 2007, the Registrant reported a net loss (unaudited) of approximately $6 million.


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         Integrated Healthcare Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2008                   By:  /s/ Jeremiah R. Kanaly
                                             -----------------------------------
                                             Name:    Jeremiah R. Kanaly
                                             Title:   Chief Accounting Officer















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